September 16, 2010

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

RE: Capella Education Company

Form 10-K for the fiscal year ended December 31, 2009

Filed February 24, 2010

Definitive Proxy Statement

Filed March 25, 2010

Form 10-Q for the Quarter Ended June 30, 2010

Filed July 27, 2010

File No. 001-33140

Dear Mr. Spirgel,

This letter responds to the comments in your letter dated September 7, 2010 to J. Kevin Gilligan, Capella Education Company’s Chairman and Chief Executive Officer, relating to our Form 10-K for the fiscal year ended December 31, 2009 filed February 24, 2010, Definitive Proxy Statement filed March 25, 2010 and Form 10-Q for the quarter ended June 30, 2010 filed July 27, 2010 via EDGAR. Your comments are reproduced below and numbered in accordance with the September 7, 2010 letter. Our response to each comment is noted below the comment.

Form 10-K

Regulation of Federal learner Financial Aid Programs, page 17

“If we are not certified to participate in Title IV programs…” page 25

1. We note your disclosure that following the expiration of your certification to participate in Title IV programs on December 31, 2008, your eligibility continues on a month-to-month basis until the Department of Education issues its decision on your pending application. Tell us if you have received an official notice of month-to-month provisional certification and when it is expected to expire. In future fillings please explain the reasons behind the Department of Education’s failure to issue a decision with respect to the application for certification you submitted in September 2008. Because you are “collaborating” with the Department of Education, it would appear that you could provide more insight into the issues being discussed. Indicate whether this delay pertains to the OIG compliance audit discussed elsewhere in your periodic report.

Company’s Response: Upon the expiration of our certification to participate in Title IV programs on December 31, 2008, our eligibility lapsed into a month-to-month provisional certification. Under 34 CFR 668.13(b)(2), the regulations states, “Provided that an institution has submitted an application for a renewal of certification that is materially complete at least 90 days prior to the expiration of its current period of participation, the institution’s existing certification will be extended on a month to month basis following the expiration of the institution’s period of participation until the end of the month in which the Secretary issues a decision on the application for recertification.” Our Company did not receive an official notice or an official expiration date from the Department of Education. Although the Company continues to have discussions with the Department of Education regarding this matter, we have not received an official explanation regarding the reasons behind the Department of Education’s action not to issue a decision with respect to the application for certification submitted in September 2008. We have not been officially informed by the Department of Education if the month-to-month provisional status is related to the OIG audit.

If our Company obtains further details regarding the reasons behind the Department of Education’s failure to issue a decision with respect to the application for certification submitted in September 2008, we will provide these further details in future filings.

Title IV Return of Funds, page 19

2. Please tell us and disclose in future filings the circumstances pursuant to which you issued the Department of Education an irrevocable letter of credit in September 2008, which was renewed and increased in July 2009.

Company’s Response: As disclosed on pages 19 and 76 of our 10-K, we issued the Department of Education an irrevocable letter of credit in the amount of $1.1 million in connection with the Title IV return of funds regulation under the circumstances described in our disclosure. In July 2009, our Company renewed the letter of credit through July 31, 2010 and increased the amount to $1.4 million. The increase in the letter of credit in 2009 represents the increased amount of Title IV return of funds for that year. In future filings, we will also disclose that the regulations require a Company to experience two consecutive annual Title IV compliance audits with no findings to terminate the letter of credit.

Compliance Reviews, page 20

3. In future filings disclose the OIG’s interpretations of the total amount of Title IV funds not returned for learners who withdrew without providing official notification. In addition, if possible, quantify the fines and penalties that you may be subject to as a result of this issue.

Company’s Response: Our Company currently estimates for the three-year OIG audit period, and for the subsequent aid years through 2007–2008, the total amount of Title IV funds not returned for learners who withdrew without providing official notification and without engaging as required in the relevant regulations was approximately $1.0 million including interest, but not including fines and penalties. The $1.0 million represents our Company’s best estimate based on the final audit report received from the OIG.

The matter is now with Financial Student Aid (“FSA”) for final determinations as to amounts owed by our Company, if any. Our Company has not accrued for fines or penalties since we have not yet received the audit determination from FSA. However because FSA has the authority to assess fines or penalties, we determined to disclose fines or penalties as a possible outcome. In the future, should the risk of fines or penalties become reasonably possible we will update our disclosure and if the risk of fines or penalties become probable or reasonably estimable we will update our accounting, as appropriate.

Our key financial results metrics, page 47

4. Tell us the nature of annual tuition adjustments, when they are recorded and what the amounts were for all periods presented.

Company’s Response: Tuition adjustments, or annual tuition adjustments, are disclosed on page 47 of our Company’s 2009 10-K. Adjustments are based upon market conditions or changes in operating costs and are implemented on an annual basis, effective July 1 of each year. Adjustments are incorporated into the tuition charged to the learner for each course or quarter for that respective academic year. Therefore, changes are not recorded at one time, but instead recognized within revenue over the course of the academic year as learners enroll and participate in courses.

Tuition rates vary depending on the degree, program and number of credits of a course, which is why we disclose the range of tuition increases. Learners are charged on a cost per credit basis or as a quarterly charge. All bachelors and most master’s degree courses are priced on a per credit basis. Most of the doctoral programs are priced as a fixed quarterly amount in which case the learner is billed an amount in the respective quarter regardless of the number of courses a learner is enrolled in.

The weighted average tuition increases for all programs for each respective academic year (which begins in July), which were disclosed in our filings, were as follows:

2007-2008 (effective July 2007): 4.3%

2008-2009 (effective July 2008): 3.6%

2009-2010 (effective July 2009): 3.3%

Consolidated Balance Sheets, page 64

5. It does not appear that you have any restricted cash. Tell us how you account for Title IV funds received in advance of learner billings or refundable unearned funds following a learner’s withdrawal.

Company’s Response: Our Company does not have restricted cash and does not receive Title IV funds in advance of learner billings. Learner billings typically occur several weeks prior to the receipt of Title IV funds. In the event a learner withdraws from the University and there is a refundable amount of Title IV funds to the lender, the funds are returned to the lender in approximately thirty days. We account for this transaction as a debit to “Accounts Receivable” and a credit to “Accrued Liabilities” until the funds are sent back to the lender which then results in a debit to “Accrued Liabilities” and a credit to “Cash and cash equivalents”. The obligation for refunds to lenders is included in “Accrued Liabilities” on the balance sheet. As of December 31, 2009 and June 30, 2010, there were no amounts owing to lenders for refunds and as such no restricted cash was presented on the balance sheet for either period.

Revenue Recognition, page 68

6. We read your description of your revenue recognition method subject to your refund policy. Considering the difference in tuition earned per your refund policy and the amount earned per Title IV regulations as set forth on page 19, tell us how a refund transaction is recorded following a learner’s withdrawal in the following situations

•	Before the 12 day period

•	After the 12 day period but before the 60% threshold

•	After the 60% threshold

Please provide us illustrative journal entries hypothesized on Title IV funds initially credited towards 80% of the tuition.

Company’s Response: From a balance sheet perspective, when the learner registers for a course, our Company records a liability (“Deferred Revenue”) and an asset (“Cash” if the learner pays up front or accounts receivable if they will be providing other forms of payment such as financial aid). From an income statement perspective, course tuition revenue is deferred and recognized as revenue ratably by day over the period of the instruction.

If the learner withdraws, our refund policy provides for a 100% refund through the fifth day, 75% refund through the 12th day and 0% refund thereafter. It is important to note that our refund policy operates independently of the Title IV return of federal funds policy.

Based on the timing of our Company’s course offerings, refunds following a learner’s withdrawal do not cross accounting or reporting periods as most courses begin and end within the same fiscal quarter. If 75 percent of the tuition is refunded, we recognize the remaining 25 percent on a daily basis from the start of the course to the last day of the course.

Below are illustrative journal entries for each of the three situations requested:

Situation #1 Assumptions (learner withdraws before the 12 day period):

•	Learner’s course tuition is $2,500

•	Course duration is 10 weeks (covering 68 days)

•	Learner participates in course but withdraws on day 10 (75% refund period)

•	Title IV funds equal to 80% of tuition

•

Learner would have received Title IV funds on day 14 however since the learner withdrew prior to funds being released, there were no Title IV dollars received by Capella (Title IV funds typically received on Day 14)

Prior to start of course			Comments:
Learner registers for course,
but course hasn’t begun yet
	Dr	Cr
Accounts Receivable	2,500		- equals the course tuition
Deferred Revenue		2,500

Day 10
Learner withdraws from course after participating for 10 days (75% learner refund)
	Dr	Cr
Deferred Revenue	1,875		- equals 75% of original tuition of $2,500 - learner responsible for $625
Accounts Receivable		1,875

Day 1 - 68
Revenue is recognized proportionately each day based on number of course days
	Dr	Cr
Deferred Revenue	625		- equals total amount of tuition ($2,500-$1,875) which is recognized over the 68 days of the course
Revenue		625

Situation #2 Assumptions (learner withdraws after 12 day period, but before 60% threshold):

•	Learner’s course tuition is $2,500
•	Course duration is 10 weeks (covering 68 days)
•	Learner participates in course but withdraws on day 20 (0% refund period)
•	Learner receives Title IV funds on Day 14 covering 80% of tuition ($2,500 x 80% = $2,000)

Prior to start of course			Comments:
Learner registers for course,
but course hasn’t begun yet
	Dr	Cr
Accounts Receivable	2,500		- equals the course tuition

Deferred Revenue		2,500

Day 14
Title IV funds received and
applied to learner’s account

	Dr	Cr
Cash	2,000		- equals 80% of the tuition (per SEC assumption) - learner responsible for $500
Accounts Receivable		2,000

Day 1 - 68
Revenue is recognized proportionately each day based on number of course days

	Dr	Cr
Deferred Revenue	2,500		- equals total tuition recognized which is recognized over the 68 days of the course
Revenue		2,500

Day 20
Learner withdraws from course after participating for 20 days (0% learner refund)

	Dr	Cr
Accounts Receivable	1,412		- based on Title IV Return to Lender calculation monies sent to lender; no impact to revenue
Cash		1,412	- learner owes the remaining $1,912

Situation #3 Assumptions (learner withdraws after the 60% threshold):

•	Learner’s course tuition is $2,500

•	Course duration is 10 weeks (covering 68 days)

•	Learner participates in course but withdraws on day 45 (0% refund period)

•	Learner receives Title IV funds on Day 14 covering 80% of tuition ($2,500 x 80% = $2,000)

Prior to start of course			Comments:
Learner registers for course,
but course hasn’t begun yet

	Dr	Cr
Accounts Receivable	2,500		- equals the course tuition

Deferred Revenue		2,500

Day 14
Title IV funds received and
applied to learner’s account
	Dr	Cr
Cash	2,000		- equals 80% of the tuition (per SEC assumption) - learner responsible for $500
Accounts Receivable		2,000

Day 1 - 68
Revenue is recognized proportionately each day based on number of course days
	Dr	Cr
Deferred Revenue	2,500		- equals total tuition recognized which is recognized over the 68 days of the course
Revenue		2,500

Day 45
Learner withdraws from course after participating for 45 days (0% learner refund)
	Dr	Cr
NO IMPACT TO GENERAL LEDGER			- no impact to financial statements since no monies are due to the Department of Education (no return to lender) - learner owes the remaining $500

Marketable securities, page 74-75

7. Please separately disclose the nature and amount of securities included in “cash equivalents” as well as their respective designated level in the fair value hierarchy.

Company’s Response: Effective for reporting periods beginning January 1, 2010, as required by ASU No. 2010-06, our Company separately disclosed the nature and amount of securities included in “cash equivalents” as well as their respective designated level in the fair value hierarchy.

Regarding the nature and amount of securities included in cash equivalents, as of December 31, 2009, money market funds comprised $66,520,000 and variable rate tax exempt demand notes were $41,540,000, totaling $108,060,000 in cash equivalents. As of December 31, 2008, money market funds totaled $19,592,000 and variable rate tax exempt demand notes were $14,800,000, totaling $34,392,000 in cash equivalents.

As of December 31, 2009 and 2008, the designation of all securities regarding the measurement of fair value is Level 1, quoted prices in active markets for identical assets.

Definitive Proxy Statement

8. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Company’s Response: We completed a thorough review of our compensation policies and practices for our employees to determine the extent to which any risks arising from such policies and practices are reasonably likely to have a material adverse effect on our Company under Item 402(s) of Regulation S-K. To complete this review, our human resources function first took an inventory of all compensation policies and practices for our employees, including the base salaries, annual bonuses and long-term incentive award plans of our executive officers. The compensation arrangements and policies were then reviewed by management to determine any risk-taking incentives inherent in our compensation policies and practices, our internal controls that mitigate any such risks, and whether any resulting risks are reasonably likely to have a material adverse effect on our Company. As part of our review, we took numerous factors into consideration relating to the overall risk management of our Company, including whether any of our compensation policies and practices varied significantly from our overall risk and reward structure, and whether any of our compensation policies and practices incentivized individuals to take short-term risks that were inconsistent with our long-term goals. Finally, our compensation committee, as part of its regular oversight of the structure and administration of our compensation, reviewed management’s assessment to ensure our policies and practices are consistent with our Company’s long-term interests.

Upon completion of this review, we determined there were no risks arising from our Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on our Company. Therefore, a disclosure in response to Item 402(s) of Regulation S-K was not included in our proxy statement on Schedule 14A.

Long-Term Incentive Opportunity, page 21

9. We note that target grant values for your named executive officers’ long-term incentive ranged from 45-200% of base salary and were determined based on the long-term incentive opportunity amounts used by comparable companies. Please revise your disclosure in future filings to indicate how the targeted and final award amounts compare to the comparable companies the compensation committee reviews. In addition, we note that the compensation committee considered the “performance level and experience” of each executive in determining grant levels for these officers. Please analyze in more detail how the committee’s consideration of these factors resulted in the compensation award to each officer. See Item 402(b)(2) (vii) of Regulation S-K.

Company’s Response: As disclosed in our Company’s proxy statement, we utilize, in part, publicly available compensation information for comparable companies in determining long-term incentive opportunity amounts for our executive officers. In future filings, we will indicate how our targeted and actual award amounts for the most recently completed fiscal year compare to the targets and/or actual awards made by our comparators, to the extent possible, based on the information disclosed by our comparators in their public filings.

In addition, our Company’s compensation committee does consider the “performance level and experience” of each executive in determining grant levels for these officers. In future filings, we will provide more detail about how the committee’s consideration of these factors resulted in the compensation award to each officer, taking into account future changes in our compensation design and award process, by noting the goal performance components that factored into the specific long term compensation awards.

Form 10-Q for the Quarter Ended June 30, 2010

Results of Operations

Instructional costs and services expenses, page 13

10. We note that instructional costs and services expenses increased primarily due to your ongoing investment in faculty. In this regard quantify the bonus expense and other related strategic faculty expenses. Tell us more in detail about the nature of bonus expense, when and how earned, and additionally, “strategic investments focused on improving faculty engagement and the learner experience”.

Company’s Response: The bonus expense for the three months ended June 30, 2010 included in instructional costs and services was $625,000 which represents 0.6% of revenues. Other related strategic faculty expenses for the three months ended June 30, 2010 in instructional costs and services was $639,000 which represents 0.6% of revenues. The year over year change was deemed immaterial for bonus expense and other related strategic faculty expenses and therefore was not included in the instructional costs and services expense explanation in the MD&A section of the 10-Q.

The bonus expense referenced in our Company’s 2010 Form 10-Q is the same program as the Management Incentive Plan (MIP) outlined in the proxy statement filed with the SEC on March 25, 2010. In summary, we have a bonus plan that is driven primarily from growth rates for both revenue and operating income. We assess the progress of our financial growth rates versus the bonus plan goals each quarter and adjust our accrual accordingly.

The Company is dedicated to providing learners with a high quality online adult education experience. As part of this dedication, we have increased spending in 2010 related to several projects focused on improving faculty engagement and the learner experience including:

•	An initiative focused on developing a project roadmap for the future state for the Company’s online education.

•	An initiative focused on designing a uniquely engaging experience for our learners which will increase their persistence and graduation rates.

•

An initiative focused on significantly improving the learner financing experience through all touch points, leveraging our Enterprise Resource Planning system to improve productivity and ensuring Title IV compliance.

In closing, we acknowledge that:

1.	We are responsible for the adequacy and accuracy of the disclosures in the filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have questions or if we can be helpful in any other way. I can be reached via phone: 612-977-5261; fax 612-977-5060; or email: Kevin.gilligan@capella.edu. Additionally, please feel free to contact Steve Polacek, Senior Vice President and Chief Financial Officer at 612-977-5810; fax 612-977-5060; or email: Steve.polacek@capella.edu or Lois Martin, Senior Vice President at 612-977-5307; fax: 612-977-5060; or email: Lois.martin@capella.edu.

Very truly yours,

/s/ J. Kevin Gilligan

J. Kevin Gilligan
Capella Education Company Chairman and Chief Executive Officer